

September 27, 2013

Via E-Mail
Ronald J. Ricciardi
Chief Executive Officer and Chief Financial Officer
Saker Aviation Services, Inc.
20 South Street, Pier 6 East River
New York, New York 10004

  Re: **Saker Aviation Services, Inc.**
     Form 10-K for the Year Ended December 31, 2012
     Filed April 1, 2013
     Form 10-Q for the Quarter Ended June 30, 2013
     Filed August 12, 2013
     File No. 000-52593

Dear Mr. Ricciardi:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. We note that you disclose you are an issuer of penny stock. The safe harbors regarding forward-looking statements do not apply to the disclosure of issuers of penny stock. Refer to Section 21E(b)(1)(C) under the Securities Exchange Act of 1934. In future filings, please do not refer to the safe harbors or, alternatively, revise to state that the safe harbors do not apply to you.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 11

2. Please revise to disclose an estimate of your expected capital expenditures for the year ended December 31, 2013.

Audited Financial Statements

Statements of Stockholders' Equity, page 19

3. We note your disclosure in Note 2 that on August 29, 2011, the non-controlling interest in one of your subsidiaries relinquished its membership interest in the subsidiary in return for earn-out payments of the non-controlling interest's capital account of $2,769,000. Please explain to us, and revise to disclose in the notes to the financial statements, the nature of the $368,048 increase in paid-in capital that is described as the discount of non-controlling interest earn-out. As part of your response and revised disclosure, please also explain how the amount was calculated or determined and why you believe it is appropriate to classify this amount within equity.

4. We note from the statement of stockholders' equity that in 2011 you recorded an increase in non-controlling interest of $712,675 and we note from the statement of cash flow that this amount was related to a management fee recorded through paid-in capital. We further note from your disclosure in Note 12 to the financial statements included in your Form 10-K for the year ended December 31, 2011, that the $712,675 was a portion of $2.4 million of management fees. In light of the fact that is appears you no longer incurred these management fees during 2012 due to the acquisition of the non-controlling interest in 2011, please explain to us and revise your discussion in MD&A to discuss how the elimination of management fee expense during 2012 affected the comparability of your results of operations and cash flows. As part of your response, please tell us the line item within the statement of income where such expense was classified in 2011. If you continued to incur such fees during 2012 and 2013, please tell us and revise your notes to the financial statements to disclose the nature, amounts recognized during each period presented, and where such amounts have been classified within the income statement.

Statements of Cash Flows, page 20

5. We note from your disclosure of supplemental non-cash information that accounts receivable increased from insurance claims and property and equipment decreased due to losses sustained as a result of Hurricane Sandy of $315,014 during fiscal 2012. In light of the fact that you recorded accounts receivable - insurance recovery of $462,942 as of December 31, 2012, please describe for us and provide is greater detail your accounting treatment of the insurance claim of $462,492. As part of your response and revised

disclosure, include how the remaining amount of $147,928 was accounted for within your financial statements and provide us with the basis for your conclusions.

Note 4. Summary of Significant Accounting Policies

Stock Based Compensation, page 24

6. We note your disclosure that you estimated the fair value of each share-based payment award granted during 2012 and 2011 using the Black-Scholes option pricing model and you disclose the values of each assumption. Please revise to also disclose the method used to estimate each assumption used in the Black-Scholes model. See ASC 718-10-50-2(f).

Note 10. Stockholders Equity, page 27

7. We note your disclosure that on August 29, 2011, 350,000 warrants were issued in connection with the Company's consummation of a Redemption Agreement. Please provide us the details of this transaction and tell us how you accounted for these warrants issued in 2011 within your financial statements.

Part III, page 32

Item 10. Directors, Executive Officers, Promoters, and Corporate Governance, page 32

8. In future filings, please include disclosure under Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Signatures, page 41

9. In future filings, please have your principal financial officer and principal accounting officer or controller sign in his capacity as such in the second signature block. In this regard, we note your disclosure on page 31 that Mr. Ricciardi is your principal executive and principal financial officer. As such, if someone has signed in more than one capacity, indicate each capacity in which he has signed.

Form 10-Q for the Quarter Ended June 30, 2013

Statement of Operations, page 2

10. We note that you recorded $111,145 of non-operating expense during the six months ended June 30, 2013 related to the reconstruction efforts in the aftermath of Hurricane Sandy. Please provide us more details of the nature of this expense and tell us why you believe it was appropriate to record the expense during 2013 rather than during the year

ended December 31, 2012. Additionally, please explain why you believe it is appropriate to classify such amounts as non-operating expense.

Note 7. Subsequent Events, page 6

11. We note from your disclosure in Note 7 that on July 19, 2013 you were notified that the Wilkes-Barre/Scranton International Airport had selected another firm to negotiate a lease to provide FBO services. We also note that if you are unsuccessful in challenging this decision, the lease at the airport will expire on August 31, 2013 and you will have to write-off goodwill of $1,800,000. In light of the fact that it appears from a Form 8-K furnished on August 27, 2013, that the court denied your request for preliminary injunction, please provide us with a status of your negotiations on the lease and whether you have determined goodwill of $1,800,000 will be written off during the third quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Susan Block at (202) 551-3210 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief